

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via E-mail
Larry Jasinski
Chief Executive Officer
Argo Medical Technologies Ltd.
Kochav Yokneam Building, Floor 6
P.O. Box 161
Yokneam Ilit 20692, Israel

> **Re:** **Argo Medical Technologies Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 16, 2014**
> **CIK No. 0001607962**

Dear Mr. Jasinski:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

2.   Please disclose here the current regulatory limits on your ability to distribute your products in the United States and elsewhere, as appropriate.

3.   We note your disclosure on page 14 that "currently, no uniform policy of coverage and reimbursement for electronic exoskeleton medical technology exists among third-party payors in the United States or other countries where [you] sell ReWalk." Please include similar disclosure in an appropriate location in your prospectus summary.

4.   With a view toward balanced disclosure of the advantages described in your summary, please tell us whether studies or users of your product have revealed any material disadvantages.

Our Principal Shareholders, page 7

5.   Please generally disclose that you have additional agreements with Yaskawa and describe the material terms of those agreements here.

The Offering, page 8

6.   Please clarify whether any of the Series D preferred stock will be issuable to Yaskawa if you complete your offering prior to September 1, 2014. If any of the Series D preferred stock will remain outstanding or be issuable after the closing of your offering, please disclose the material terms of the Series D preferred stock, include risk factors as appropriate, and indicate how many shares of common stock will be issuable upon the conversion of the Series D preferred stock.

Risks Factors

The market for exoskeletons is new and unproven…, page 13

7.   We note your disclosure in the second paragraph that your product can only be used by users who meet certain criteria. If true, please also indicate that users must also not have balance, brain or vestibular disorders that would affect their sense of balance.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports, page 29

8.   The Israeli parliament recently adopted a new rule that will effectively require an Israeli public company that is listed overseas, such as in the United States, to disclose annually the compensation of its top five executive officers on an individual basis regardless of whether the company is listed in Israel. The company must include this disclosure in its annual shareholder meeting notice, in an accompanying public document, or in a

company report filed under the law of its foreign listing country. The new rule becomes
effective on July 2, 2014. Please revise this risk factor to reflect this new rule.

Use of Proceeds, page 38

9.   Please clarify whether the proceeds will be sufficient to complete the development
        activities described in this prospectus, including the development of your next generation
        of ReWalk and/or achievement of any regulatory approvals currently pending.

Capitalization, page 40

10.   Please revise the table to remove the line item for cash and cash equivalents since this
        item is not part of your capitalization. As an alternative, you may disclose the amount of
        cash and cash equivalents in the text before the table or in a note to the table.

Dilution, page 41

11.   Please expand the disclosure in this section to also disclose the dilution that will result if
        the underwriters' option is exercised.

Management's Discussion and Analysis

Overview, page 44

12.   We note your disclosure that 87% of your systems were purchased by your customers.
        Please clarify who purchased the remaining systems.

Year Ended December 31, 2012…, page 48

13.   For the periods presented, please indicate how many ReWalk Rehabilitation and ReWalk
        Personal systems were sold.

Business

Our Competitive Strengths, page 56

14.   Please clarify the difference between method and apparatus patent protection.

15.   In an appropriate location in your prospectus please disclose the regulatory approvals you
        will need to obtain in order for Yaskawa to market your product in the intended Asian
        markets. Please also disclose where you are in the various regulatory approval processes.

16.   We note you have contracted with one party for the manufacture of your systems. Please
        disclose whether there is any customization required in the hardware or software that

comprise your systems for each user. If your systems require customization, please clarify how the manufacturing process will be scaleable and where the customization takes place.

17.   Please disclose whether your system allows for side to side actuation.

Clinical Studies, page 63

18.   Please supplementally provide us with copies of the peer reviewed articles referenced.

Government Regulation, page 66

19.   We note your disclosure in the last paragraph that begins on page 67 that the FDA is exercising enforcement discretion with regard to your position that the ReWalk product, as distributed to medical/rehabilitation institutions, is a Class I device. Please disclose if this is a formal or informal arrangement and include risk factor disclosure as appropriate.

Management, page 72

20.   Please provide the disclosures called for by Item 6.A. of Form 20-F for Mr. Ichiki.

Compensation of Officers and Directors, page 84

21.   Under the new Israeli executive compensation rule, an Israeli company that will distribute its 2014 annual shareholder meeting notice after the rule's effective date (July 2, 2014) will have to provide the required individual executive compensation disclosure for fiscal 2013 either in the 2014 annual shareholder meeting notice or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). An Israeli company that has distributed its 2014 shareholder meeting notice prior to the effective date will be able to wait until 2015 at which time it will have to provide the required individual executive compensation disclosure for fiscal 2014 either in its 2015 annual notice of shareholders meeting or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). Alternatively, such an Israeli company may include the required individual executive compensation disclosure in its Form 20-F for fiscal 2014 and refer to the Form 20-F in its 2015 shareholder meeting notice. Please advise us when and in what format you will first provide the annual compensation of your top five executive officers on an individual basis as required by the new Israeli rule.

Principal Shareholders, page 88

22.   We note your disclosure in the last bullet point on page 8 that you will gross up the number of shares owned by Dr. Goffer so that his ownership interest equals 6% of your valuation. Please tell us how you will show this in your table on page 89.

Certain Relationships and Related Party Transactions

Agreements with Yaskawa, page 93

23.   Please disclose how you will be compensated for selling Yaskawa's products.

U.S. and Israeli Tax Consequences for Our Shareholders, page 105

24.   We note your statement in the first paragraph that the disclosure contained in this section "is not intended to constitute a complete analysis of all tax consequences" and we note your headings "Certain Israeli Tax Consequences" and "Certain U.S. Federal Income Tax Consequences." Please revise your disclosure so that it is clear you are disclosing all material U.S. and Israeli tax consequences and add any missing disclosure as appropriate.

Financial Statements, page F-1

Note 9 – Shareholders' Equity, page F-20

25.   Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

Exhibits

26.   As appropriate, please file the employment agreements described on page 85 as exhibits. Please refer to paragraph 4 of Instructions to Exhibits at the end of Form 20-F.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Colin J. Diamond, Esq.
Gary Kashar, Esq.
White & Case LLP